Exhibit 99.1

BMO Financial Group Reports Third Quarter 2024 Results

EARNINGS RELEASE

BMO’s Third Quarter 2024 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended July 31, 2024 are available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Financial Results Highlights

Third Quarter 2024 compared with Third Quarter 2023:

•	Net income of $1,865 million, compared with $1,565 million; adjusted net income[1,2] of $1,981 million, compared with $2,148 million

•	Reported earnings per share (EPS)[3] of $2.48, compared with $2.12; adjusted EPS[1,2,3] of $2.64, compared with $2.94

•	Provision for credit losses (PCL) of $906 million, compared with $492 million

•	Return on equity (ROE) of 10.0%, compared with 9.0%; adjusted ROE[1,2] of 10.6%, compared with 12.5%

•	Common Equity Tier 1 (CET1) Ratio[4] of 13.0%, compared with 12.3%

Year-to-Date 2024 compared with Year-to-Date 2023:

•	Net income of $5,023 million, compared with $2,727 million; adjusted net income[1,2] of $5,907 million, compared with $6,492 million

•	Reported EPS[3] of $6.57, compared with $3.56; adjusted EPS[1,2,3] of $7.78, compared with $8.88

•	PCL of $2,238 million, compared with $1,732 million on a reported basis and $1,027 million on an adjusted basis[1]

•	ROE of 9.0%, compared with 5.1%; adjusted ROE[1,2] of 10.7%, compared with 12.7%

Adjusted1,2 results in the current quarter and the prior year excluded the following items:

•	Acquisition and integration costs of $19 million ($25 million pre-tax) in the current quarter; $370 million ($497 million pre-tax) in the prior year.

•	Amortization of acquisition-related intangible assets of $79 million ($107 million pre-tax) in the current quarter; $85 million ($115 million pre-tax) in the prior year.

•	Impact of the U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $5 million ($6 million pre-tax) in the current quarter.

•

Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $13 million ($18 million pre-tax) in the current quarter; a net recovery of $3 million ($4 million pre-tax) in the prior year.

•	A charge of $131 million ($160 million pre-tax) related to tax measures enacted by the Canadian government that amended the GST/HST definition for financial services in the prior year.

Toronto, August 27, 2024 – For the third quarter ended July 31, 2024, BMO Financial Group recorded net income of $1,865 million or $2.48 per share on a reported basis, and net income of $1,981 million or $2.64 per share on an adjusted basis.

“This quarter, BMO delivered strong pre-provision, pre-tax earnings and met our commitment to positive operating leverage for the quarter and year-to-date, reflecting good cost discipline and the sustained strength of our operating performance. While the cyclical increase in credit costs has resulted in loan loss provisions above our historical range, performance has been supported by operating momentum across our diversified businesses, including continued revenue growth in Canadian Personal and Commercial Banking and stronger client activity in our market-sensitive businesses. Across our U.S. markets, we’re adding new customers and expanding capabilities, contributing to consistent pre-provision-pre-tax earnings in our U.S. Segment,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“With our strategic goals firmly in place, a strong balance sheet, robust capital and liquidity, we are well positioned to deliver sustainable returns to our shareholders. How we live our Purpose, to Boldly Grow the Good in business and life, continues to be recognized, including being named to Corporate Knights’ ranking of Canada’s Best 50 Corporate Citizens for the 23rd consecutive year,” concluded Mr. White.

Concurrent with the release of results, BMO announced a fourth quarter 2024 dividend of $1.55 per common share, unchanged from the prior quarter and an increase of $0.08 or 5% from the prior year. The quarterly dividend of $1.55 per common share is equivalent to an annual dividend of $6.20 per common share.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms in our Third Quarter 2024 Report to Shareholders.

(2)

Effective the first quarter of 2024, the bank adopted IFRS 17, Insurance Contracts (IFRS 17), and retrospectively applied it to fiscal 2023 results and opening retained earnings as at November 1, 2022. For further information, refer to the Changes in Accounting Policies section in our Third Quarter 2024 Report to Shareholders.

(3)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(4)	The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group Third Quarter 2024 Earnings Release 1

Third Quarter 2024 Performance Review

Adjusted results and ratios in this section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items. The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Canadian P&C

Reported net income was $914 million, an increase of $33 million or 4% from the prior year, and adjusted net income was $920 million, an increase of $31 million or 3%. Results reflected a 7% increase in revenue, driven by higher net interest income due to balance growth and higher margins, higher expenses and a higher provision for credit losses.

U.S. P&C

Reported net income was $470 million, a decrease of $32 million or 6% from the prior year, and adjusted net income was $539 million, a decrease of $40 million or 7% from the prior year.

On a U.S. dollar basis, reported net income was $344 million, a decrease of $32 million or 9% from the prior year, and adjusted net income, which excludes amortization of acquisition-related intangible assets, was $395 million, a decrease of $39 million or 9%. Results reflected lower revenue driven by a decrease in non-interest revenue, lower expenses and a higher provision for credit losses.

BMO Wealth Management

Reported net income was $362 million, a decrease of $34 million or 9% from the prior year, and adjusted net income was $364 million, a decrease of $33 million or 8%. Wealth and Asset Management reported net income was $300 million, an increase of $91 million or 44%, reflecting higher revenue due to growth in client assets, including stronger global markets, partially offset by lower net interest income, as well as lower expenses. Insurance net income was $62 million, a decrease of $125 million from the prior year, primarily due to changes in portfolio positioning during the transition to IFRS 17.

BMO Capital Markets

Reported net income was $389 million, an increase of $94 million or 32% from the prior year, and adjusted net income was $394 million, an increase of $93 million or 31%. Results reflected higher revenue in both Global Markets and Investment and Corporate Banking driven by higher trading, underwriting and advisory, and corporate banking-related revenue, as well as lower expenses and a higher provision for credit losses.

Corporate Services

Reported net loss was $270 million, compared with reported net loss of $509 million in the prior year, and adjusted net loss was $236 million, compared with adjusted net loss of $18 million. Reported net loss decreased, primarily due to lower acquisition and integration costs and the impact of tax measures in the prior year. Adjusted net loss increased due to lower revenue, partially offset by lower expenses.

Capital

BMO’s Common Equity Tier 1 Ratio was 13.0% as at July 31, 2024, a decrease from 13.1% at the end of the second quarter of 2024, with internal capital generation more than offset by higher source currency risk-weighted assets.

Credit Quality

Total provision for credit losses was $906 million, compared with a provision of $492 million in the prior year. The provision for credit losses on impaired loans was $828 million, an increase of $495 million, due to higher provisions in U.S. P&C, Canadian P&C and BMO Capital Markets. The provision for credit losses on performing loans was $78 million, compared with a provision of $159 million in the prior year. The $78 million provision for credit losses on performing loans in the current quarter was primarily driven by portfolio credit migration.

Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2023 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2023.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third-party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

2 BMO Financial Group Third Quarter 2024 Earnings Release

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2024 and beyond; our strategies or future actions; our targets and commitments (including with respect to net zero emissions); expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; plans for the combined operations of BMO and Bank of the West; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “commit”, “target”, “may”, “schedule”, “forecast”, “outlook”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; the anticipated benefits from acquisitions, including Bank of the West, are not realized; changes to our credit ratings; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; cyber and cloud security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resiliency; failure of third parties to comply with their obligations to us; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risks; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; technological innovation and competition; changes in monetary, fiscal or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs and capital requirements; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2023 Annual Report, and the Risk Management section in our Third Quarter 2024 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2023 Annual Report, as updated in the Economic Developments and Outlook section and the Risk Management – Update on General Economic Conditions section in our Third Quarter 2024 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2023 Annual Report, as updated in the Allowance for Credit Losses section in our Third Quarter 2024 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

BMO Financial Group Third Quarter 2024 Earnings Release 3

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Certain information contained in BMO’s Management’s Discussion and Analysis dated August 27, 2024 for the period ended July 31, 2024 (Third Quarter 2024 Report to Shareholders) is incorporated by reference into this document. For further details on the composition of non-GAAP amounts, measures and ratios, including supplementary financial measures, please refer to the Glossary of Financial Terms section in our Third Quarter 2024 Report to Shareholders which is available at www.sedarplus.ca.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Measures net of insurance claims, commissions and changes in policy benefit liabilities

For periods prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage were calculated on a similar basis. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A. Beginning the first quarter of 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17, Insurance Contracts (IFRS 17).

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

4 BMO Financial Group Third Quarter 2024 Earnings Release

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q3-2024	Q2-2024	Q3-2023	YTD-2024	YTD-2023

Reported Results

Net interest income	4,794	4,515	4,905	14,030	13,740
Non-interest revenue	3,398	3,459	3,147	9,808	7,200
Revenue	8,192	7,974	8,052	23,838	20,940
Provision for credit losses	(906)	(705)	(492)	(2,238)	(1,732)
Non-interest expense	(4,839)	(4,844)	(5,572)	(15,072)	(15,455)
Income before income taxes	2,447	2,425	1,988	6,528	3,753
Provision for income taxes	(582)	(559)	(423)	(1,505)	(1,026)
Net income	1,865	1,866	1,565	5,023	2,727
Diluted EPS ($)	2.48	2.36	2.12	6.57	3.56

Adjusting Items Impacting Revenue (Pre-tax)

Management of fair value changes on the purchase of Bank of the West (1)	-	-	-	-	(2,011)
Legal provision (recorded in revenue) (2)	(14)	(14)	(3)	(42)	(16)
Impact of loan portfolio sale (3)	-	-	-	(164)	-
Impact of Canadian tax measures (4)	-	-	(138)	-	(138)
Impact of adjusting items on revenue (pre-tax)	(14)	(14)	(141)	(206)	(2,165)

Adjusting Items Impacting Provision for Credit Losses (Pre-tax)

Initial provision for credit losses on purchased performing loans (pre-tax) (5)	-	-	-	-	(705)

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs (6)	(25)	(36)	(497)	(137)	(1,463)
Amortization of acquisition-related intangible assets (7)	(107)	(107)	(115)	(326)	(238)
Legal provision (including legal fees) (2)	(4)	(1)	7	(6)	5
FDIC special assessment (8)	(6)	(67)	-	(490)	-
Impact of Canadian tax measures (4)	-	-	(22)	-	(22)
Impact of adjusting items on non-interest expense (pre-tax)	(142)	(211)	(627)	(959)	(1,718)
Impact of adjusting items on reported net income (pre-tax)	(156)	(225)	(768)	(1,165)	(4,588)

Adjusting Items Impacting Revenue (After-tax)

Management of fair value changes on the purchase of Bank of the West (1)	-	-	-	-	(1,461)
Legal provision (including related interest expense and legal fees) (2)	(11)	(11)	(2)	(32)	(13)
Impact of loan portfolio sale (3)	-	-	-	(136)	-
Impact of Canadian tax measures (4)	-	-	(115)	-	(115)
Impact of adjusting items on revenue (after-tax)	(11)	(11)	(117)	(168)	(1,589)

Adjusting Items Impacting Provision for Credit Losses (After-tax)
Initial provision for credit losses on purchased performing loans (after-tax) (5)	-	-	-	-	(517)

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs (6)	(19)	(26)	(370)	(102)	(1,100)
Amortization of acquisition-related intangible assets (7)	(79)	(79)	(85)	(242)	(176)
Legal provision (including related interest expense and legal fees) (2)	(2)	(1)	5	(4)	4
FDIC special assessment (8)	(5)	(50)	-	(368)	-
Impact of Canadian tax measures (4)	-	-	(16)	-	(16)
Impact of adjusting items on non-interest expense (after-tax)	(105)	(156)	(466)	(716)	(1,288)

Adjusting Items Impacting Provision for Income Taxes (After-tax)

Impact of Canadian tax measures (4)	-	-	-	-	(371)
Impact of adjusting items on reported net income (after-tax)	(116)	(167)	(583)	(884)	(3,765)
Impact on diluted EPS ($)	(0.16)	(0.23)	(0.81)	(1.21)	(5.32)

Adjusted Results

Net interest income	4,808	4,529	4,908	14,072	14,139
Non-interest revenue	3,398	3,459	3,285	9,972	8,966
Revenue	8,206	7,988	8,193	24,044	23,105
Provision for credit losses	(906)	(705)	(492)	(2,238)	(1,027)
Non-interest expense	(4,697)	(4,633)	(4,945)	(14,113)	(13,737)
Income before income taxes	2,603	2,650	2,756	7,693	8,341
Provision for income taxes	(622)	(617)	(608)	(1,786)	(1,849)
Net income	1,981	2,033	2,148	5,907	6,492
Diluted EPS ($)	2.64	2.59	2.94	7.78	8.88

(1)

Reported net income in Q1-2023 included losses of $1,461 million ($2,011 million pre-tax) related to the acquisition of Bank of the West, comprising $1,628 million of mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income, in Corporate Services.

(2)

Reported net income included the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank: Q3-2024 included $13 million ($18 million pre-tax), comprising $14 million interest expense and non-interest expense of $4 million; Q2-2024 included $12 million ($15 million pre-tax), comprising $14 million interest expense and non-interest expense of $1 million; Q1-2024 included $11 million ($15 million pre-tax), comprising $14 million interest expense and non-interest expense of $1 million; Q3-2023 included a net recovery of $3 million ($4 million pre-tax), comprising $3 million interest expense, and a $7 million recovery of non-interest expense; Q2-2023 included $6 million ($7 million pre-tax) of interest expense; and Q1-2023 included $6 million ($8 million pre-tax), comprising interest expense of $6 million and a non-interest expense of $2 million. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

(3)

Reported net income in Q1-2024 included a net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization of $136 million ($164 million pre-tax), recorded in Corporate Services.

(4)

Reported net income included the impact of certain tax measures enacted by the Canadian government, comprising a charge of $131 million ($160 million pre-tax) related to the amended GST/HST definition for financial services in Q3-2023 and a one-time tax expense of $371 million in Q1-2023, primarily related to the Canada Recovery Dividend. These amounts were recorded in Corporate Services.

(5)

Reported net income in Q2-2023 included an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio, recorded in Corporate Services.

(6)

Reported net income included acquisition and integration costs, recorded in non-interest expense. Costs related to the acquisition of Bank of the West were recorded in Corporate Services: Q3-2024 included $16 million ($21 million pre-tax); Q2-2024 included $22 million ($30 million pre-tax); Q1-2024 included $46 million ($61 million pre-tax); Q3-2023 included $363 million ($487 million pre-tax); Q2-2023 included $545 million ($722 million pre-tax); and Q1-2023 included $178 million ($235 million pre-tax). Costs related to the acquisitions of Radicle and Clearpool were recorded in BMO Capital Markets: Q3-2024 included $1 million ($1 million pre-tax); Q2-2024 included $2 million ($3 million pre-tax); Q1-2024 included $10 million ($14 million pre-tax); Q3-2023 included $1 million ($2 million pre-tax); Q2-2023 included $2 million ($2 million pre-tax); and Q1-2023 included $3 million ($4 million pre-tax). Costs related to the acquisition of AIR MILES were recorded in Canadian P&C: Q3-2024 and Q2-2024 both included $2 million ($3 million pre-tax); Q1-2024 included $1 million ($1 million pre-tax); Q3-2023 included $6 million ($8 million pre-tax); and Q2-2023 included $2 million ($3 million pre-tax).

BMO Financial Group Third Quarter 2024 Earnings Release 5

(7)

Reported net income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group: Q3-2024 and Q2-2024 both included $79 million ($107 million pre-tax); Q1-2024 included $84 million ($112 million pre-tax); Q3-2023 and Q2-2023 both included $85 million ($115 million pre-tax); and Q1-2023 included $6 million ($8 million pre-tax).

(8)

Reported net income included the impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $5 million ($6 million pre-tax) in Q3-2024; $50 million ($67 million pre-tax) in Q2-2024; and $313 million ($417 million pre-tax) in Q1-2024, recorded in non-interest expense in Corporate Services.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Summary of Reported and Adjusted Results by Operating Segment

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)

Q3-2024

Reported net income (loss)	914	470	1,384	362	389	(270)	1,865	439
Acquisition and integration costs	2	-	2	-	1	16	19	11
Amortization of acquisition-related intangible assets	4	69	73	2	4	-	79	55
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	13	13	10
Impact of FDIC special assessment	-	-	-	-	-	5	5	3
Adjusted net income (loss) (2)	920	539	1,459	364	394	(236)	1,981	518

Q2-2024

Reported net income (loss)	872	543	1,415	320	459	(328)	1,866	559
Acquisition and integration costs	2	-	2	-	2	22	26	17
Amortization of acquisition-related intangible assets	3	69	72	2	5	-	79	54
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	12	12	9
Impact of FDIC special assessment	-	-	-	-	-	50	50	37
Adjusted net income (loss) (2)	877	612	1,489	322	466	(244)	2,033	676

Q3-2023

Reported net income (loss)	881	502	1,383	396	295	(509)	1,565	343
Acquisition and integration costs	6	-	6	-	1	363	370	275
Amortization of acquisition-related intangible assets	2	77	79	1	5	-	85	60
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	(3)	(3)	(2)
Impact of Canadian tax measures	-	-	-	-	-	131	131	-
Adjusted net income (loss) (2)	889	579	1,468	397	301	(18)	2,148	676

YTD-2024

Reported net income (loss)	2,707	1,573	4,280	922	1,241	(1,420)	5,023	1,182
Acquisition and integration costs	5	-	5	-	13	84	102	67
Amortization of acquisition-related intangible assets	10	213	223	5	14	-	242	168
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	36	36	27
Impact of loan portfolio sale	-	-	-	-	-	136	136	102
Impact of FDIC special assessment	-	-	-	-	-	368	368	271
Adjusted net income (loss) (2)	2,722	1,786	4,508	927	1,268	(796)	5,907	1,817

YTD-2023

Reported net income	2,651	1,898	4,549	795	1,153	(3,770)	2,727	(349)
Acquisition and integration costs	8	-	8	-	6	1,086	1,100	807
Amortization of acquisition-related intangible assets	3	155	158	3	15	-	176	125
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	1,461	1,461	1,093
Legal provision (including related interest expense and legal fees)	-	-	-	-	-	9	9	7
Impact of Canadian tax measures	-	-	-	-	-	502	502	-
Initial provision for credit losses on purchased performing loans	-	-	-	-	-	517	517	379
Adjusted net income (loss) (2)	2,662	2,053	4,715	798	1,174	(195)	6,492	2,062

(1)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(2)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

6 BMO Financial Group Third Quarter 2024 Earnings Release

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q3-2024	Q2-2024	Q3-2023	YTD-2024	YTD-2023
Reported net income	1,865	1,866	1,565	5,023	2,727
Net income attributable to non-controlling interest in subsidiaries	-	4	2	6	5
Net income attributable to bank shareholders	1,865	1,862	1,563	5,017	2,722
Dividends on preferred shares and distributions on other equity instruments	51	143	41	234	206
Net income available to common shareholders (A)	1,814	1,719	1,522	4,783	2,516
After-tax amortization of acquisition-related intangible assets	79	79	85	242	176
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	1,893	1,798	1,607	5,025	2,692
After-tax impact of other adjusting items (1)	37	88	498	642	3,589
Adjusted net income available to common shareholders (C)	1,930	1,886	2,105	5,667	6,281
Average common shareholders’ equity (D)	72,305	70,551	66,759	70,750	66,137
Goodwill	(16,519)	(16,431)	(16,005)	(16,369)	(12,456)
Acquisition-related intangible assets	(2,617)	(2,694)	(2,965)	(2,685)	(1,959)
Net of related deferred tax liabilities	923	978	1,062	970	790
Average tangible common equity (E)	54,092	52,404	48,851	52,666	52,512
Return on equity (%) (= A/D) (2)	10.0	9.9	9.0	9.0	5.1
Adjusted return on equity (%) (= C/D) (2)	10.6	10.9	12.5	10.7	12.7
Return on tangible common equity (%) (= B/E) (2)	13.9	14.0	13.0	12.7	6.9
Adjusted return on tangible common equity (%) (= C/E) (2)	14.2	14.6	17.1	14.4	16.0

(1)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.

BMO Financial Group Third Quarter 2024 Earnings Release 7

Return on Equity by Operating Segment (1)

	Q3-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	904	459	1,363	359	380	(288)	1,814	435
Total average common equity	16,104	33,303	49,407	4,823	13,232	4,843	72,305	31,701
Return on equity (%)	22.3	5.5	11.0	29.7	11.4	na	10.0	5.5

Adjusted (3)

Net income available to common shareholders	910	528	1,438	361	385	(254)	1,930	514
Total average common equity	16,104	33,303	49,407	4,823	13,232	4,843	72,305	31,701
Return on equity (%)	22.4	6.3	11.6	29.8	11.6	na	10.6	6.5

	Q2-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	861	526	1,387	318	450	(436)	1,719	550
Total average common equity	15,750	33,078	48,828	4,736	13,008	3,979	70,551	31,544
Return on equity (%)	22.3	6.5	11.6	27.2	14.1	na	9.9	7.1

Adjusted (3)

Net income available to common shareholders	866	595	1,461	320	457	(352)	1,886	667
Total average common equity	15,750	33,078	48,828	4,736	13,008	3,979	70,551	31,544
Return on equity (%)	22.4	7.3	12.2	27.4	14.3	na	10.9	8.6

	Q3-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	871	487	1,358	394	287	(517)	1,522	333
Total average common equity	13,671	31,659	45,330	4,931	11,700	4,798	66,759	30,670
Return on equity (%)	25.3	6.1	11.9	31.7	9.7	na	9.0	4.3

Adjusted (3)

Net income available to common shareholders	879	564	1,443	395	293	(26)	2,105	666
Total average common equity	13,671	31,659	45,330	4,931	11,700	4,798	66,759	30,670
Return on equity (%)	25.5	7.1	12.6	31.7	9.9	na	12.5	8.6

	YTD-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US $ in millions)

Reported

Net income available to common shareholders	2,676	1,532	4,208	915	1,214	(1,554)	4,783	1,162
Total average common equity	15,901	33,210	49,111	4,746	13,148	3,745	70,750	31,769
Return on equity (%)	22.5	6.2	11.4	25.7	12.3	na	9.0	4.9

Adjusted (3)

Net income available to common shareholders	2,691	1,745	4,436	920	1,241	(930)	5,667	1,797
Total average common equity	15,901	33,210	49,111	4,746	13,148	3,745	70,750	31,769
Return on equity (%)	22.6	7.0	12.1	25.9	12.6	na	10.7	7.6

	YTD-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US $ in millions)

Reported

Net income available to common shareholders	2,622	1,863	4,485	789	1,128	(3,886)	2,516	(372)
Total average common equity	13,076	26,021	39,097	4,559	11,763	10,718	66,137	26,109
Return on equity (%)	26.8	9.6	15.3	23.1	12.8	na	5.1	(1.9)

Adjusted (3)

Net income available to common shareholders	2,633	2,018	4,651	792	1,149	(311)	6,281	2,039
Total average common equity	13,076	26,021	39,097	4,559	11,763	10,718	66,137	26,109
Return on equity (%)	26.9	10.4	15.9	23.2	13.1	na	12.7	10.4

(1)	Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Group Results section. Return on equity ratios are presented on an annualized basis.
(2)	U.S. segment reported and adjusted results comprise net income and allocated capital recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(3)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

 na – not applicable

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of fiscal 2024, our capital allocation rate increased to 11.5% of risk weighted assets, compared with 11.0% in 2023, to reflect increased regulatory capital requirements. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed at least annually.

8 BMO Financial Group Third Quarter 2024 Earnings Release

Investor and Media Information

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2023 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 27, 2024, at 7:15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 9768240#. A replay of the conference call can be accessed until September 27, 2024, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 4631832#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP)

Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 37th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2023 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2023 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2025

The next Annual Meeting of Shareholders will be held on Friday, April 11, 2025.

® Registered trademark of Bank of Montreal

BMO Financial Group Third Quarter 2024 Earnings Release 9